

Mail Stop 3561

November 8, 2016

Timothy Peterman
Chief Financial Officer
EVINE Live Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344-3433

> **Re:** **EVINE Live Inc.**
> **Registration Statement on Form S-3**
> **Filed October 11, 2016**
> **File No. 333-214061**

Dear Mr. Peterman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that this transaction relates to the resale of up to an aggregate of 14,376,939 shares of common stock by the selling shareholders, which shares are comprised partly of shares issuable upon exercise of the Option Warrants issuable upon exercise of the Options. It appears you are registering shares of common stock underlying convertible securities which are issuable upon exercise of other convertible securities. Please note that you may register shares of common stock for resale only if the private placement was complete when the registration statement was filed. Since none of the Option Warrants appear to have been issued at that time, it does not appear that the underlying shares of common stock can be registered for resale under Rule 415(a)(1)(i) because the Option Warrants would not be deemed to be currently outstanding. Note that in order for the Option Warrants to be deemed to be outstanding such that it would be appropriate to register the resale of the underlying common stock, there could be no conditions to the obligations of the investors to take the securities that are within their control. In this case,

it remains within the Option Warrant holders' control whether to exercise the Options in order to receive the Option Warrants that are ultimately exercisable for the common stock that you are attempting to register for resale. It would be appropriate to file a new registration statement for the resale of the common stock underlying the Option Warrants only after the immediately overlying Option Warrants have been issued. Please remove the shares of common stock underlying the Option Warrants from the registration statement and revise accordingly.

Prospectus Cover Page

2. In determining the number of shares to register, you must make a good-faith estimate of the maximum number of shares that you may issue on conversion. Please provide an analysis of how you arrived at the number of shares being registered. Please refer to Securities Act Sections Compliance and Disclosure Question 139.10.

Selling Shareholders, page 7

3. Please revise your prospectus to include a discussion of the material terms of the private placement. For example, clarify the number of overlying securities (i.e., Options, Warrants and Option Warrants) issued in or issuable as a result of the private placement.

4. Please provide your analysis as to why the private placement of the Warrants and Options was completed, including whether the Warrants and Options were issued prior to filing the registration statement. In this regard, please address, among other issues, whether and how you are relying on Question 116.19 of the Securities Act Forms Compliance and Disclosure Interpretations, why you believe you are permitted to omit the number of shares of common stock that each selling shareholder is entitled to purchase upon exercise of each of the Options and the Warrants held by such shareholder, and why you have not disclosed the "specific beneficial ownership percentage" to which each selling shareholder's holdings, on a post-exercise basis, may be increased.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3797 or Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: J. C. Anderson
        Gray Plant Mooty